November 2, 2007

VIA FEDEX AND EDGAR

Celeste M. Murphy, Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Nautilus, Inc. - Preliminary Proxy Statement
filed on October 24, 2007 (File No. 001-31321)

Dear Ms. Murphy:

On behalf of Nautilus, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 30, 2007 (the “Comment Letter”) relating to the above-referenced Preliminary Proxy Statement filed on October 24, 2007 (the “Proxy Statement”).

For your convenience, the responses set forth below have been organized in the same manner in which the Comment Letter was organized. Copies of this response letter, along with a revised Proxy Statement, containing the changes contemplated by this letter are being filed simultaneously with the Commission.

SCHEDULE 14A

General

1.	Please refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis, with a view toward disclosure, by submitting a Schedule 14A that has been annotated with support for each of the assertions made.

•

With respect to the Staff’s comment regarding the statements that “Sherborne’s nominees [were] ‘hand picked’”, we have revised the disclosure in the cover letter and on page 1 of the Proxy Statement to remove references to “hand-picked” and to indicate that such nominees were picked by Sherborne pursuant to its demand letter and as highlighted in its

November 2, 2007

Preliminary Proxy Statement filed with the Commission on October 26, 2007 (File No. 001-31321) (the “Sherborne Preliminary Proxy Statement”), as opposed to being picked through the selection, nomination and investigation process of the Company’s Nominating and Corporate Governance Committee, which is described beginning on page 12 of the Proxy Statement.

•

With respect to the Staff’s comments regarding the statements that “Sherborne is attempting to take control of your company, Sherborne is not offering shareholders any immediate value in return. Sherborne is not offering to buy Nautilus shares or pay a control premium,” as well as its comments regarding the Company’s statements that “Sherborne’s proposals will cost … shareholders money, in that they will trigger the change of control provisions in our credit facility …,” please see the revised disclosure in the cover letter and page 1 of the Proxy Statement. The Company’s disclosure was not intended to suggest that Sherborne would control the Company through share ownership, but rather through nominating a majority of the members of the Board of Directors, thus providing indirect control by having its nominees control the Board. More often than not these two mechanisms of control are simultaneously asserted, but if Sherborne were to get all its nominees elected, there would be a disconnect between control through share ownership and control through the board. Accordingly, the Company has revised the disclosure on the cover letter and page 1 of the Proxy Statement to make clear that if Sherborne’s nominees are elected such nominees would constitute a majority of the members of the Board of Directors, which would in turn facilitate Sherborne’s stated intention of taking a direct executive operational role in the Company’s business. Sherborne has made statements regarding their desire for an executive role in the Company’s business, for example, on page 5 of the Sherborne Preliminary Proxy Statement. For your convenience, a copy of such portion of the Sherborne’s Preliminary Proxy Statement is appended hereto as Exhibit A.

Furthermore, with respect to disclosure in the Proxy Statement that refers to “change of control” as defined under the Company’s credit facility, the Company has modified the references on pages 1 and 14 to make more clear that if, during any 24 month period, a majority of the members of the Company’s Board of Directors at the beginning of such period (or any replacement directors appointed by such directors) cease to constitute a majority of the members of the Board, then the lenders under the Company’s credit facility may elect to terminate the credit facility and accelerate the payment thereunder. The Company respectfully points to Sections 9.01(k) and 9.02 of the credit facility, which was filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed with the Commission on February 20, 2007, as the basis for such disclosure. For your convenience, we have appended the relevant provisions from the Company’s credit agreement as Exhibit B hereto.

November 2, 2007

Stock Ownership

2.	We note that you state Sherborne’s ownership at 24.99%, [when] it is actually 24.998%, which, rounded to two decimal places, is 25.00%. Please revise accordingly.

The Company has revised such disclosure on page 13 of its Proxy Statement. The entire disclosure under this section has been updated to reflect the shareholder ownership of the Company as of October 15, 2007, which is the most current information that the Company has available.

* * * * * * *

The undersigned, on behalf of the Company, hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in respect to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me (206-464-3939) or Mario Ponce (212-455-3442) of Simpson Thacher & Bartlett LLP if you wish to discuss the Company’s responses to the comment letter.

Sincerely,

GARVEY SCHUBERT BARER

By	/s/ Bruce A. Robertson
Bruce A. Robertson

EXHIBIT A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

Filed by the Registrant ☐                            Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to §240.14a-12

NAUTILUS, INC.

(Name of Registrant as Specified In Its Charter)

SHERBORNE INVESTORS LP, SHERBORNE INVESTORS GP, LLC,

SHERBORNE INVESTORS MANAGEMENT LP, SHERBORNE INVESTORS MANAGEMENT GP, LLC,

SHERBORNE STRATEGIC FUND A, LLC, SHERBORNE STRATEGIC FUND B, LLC,

NOTTINGHAM INVESTORS LLC AND EDWARD J. BRAMSON

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)	Title of each class of securities to which transaction applies:

(2)	Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of transaction:

(5)	Total fee paid:

☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Amount Previously Paid:

(2)	Form, Schedule or Registration Statement No.:

(3)	Filing Party:

(4)	Date Filed:

Nautilus has also announced that it now plans to pay approximately $68 million to acquire Land America. Sherborne Investors believes that, whatever modest benefit there may be to this acquisition, it is far outweighed by the significantly increased financial risk that the higher level of fixed expenses and debt will bring at a time of potentially declining consumer discretionary spending.

The Sherborne Investors nominees, if appointed, intend to review the Land America acquisition and may seek to terminate or amend the transaction if the acquisition agreement permits it. We cannot be sure, based on available public information, that changes would be possible.

If Sherborne Investors’ proposals are approved, then Nautilus’ lenders, if a majority agrees, would have the right under a change of control provision to demand repayment of borrowings outstanding under the credit agreement. The Sherborne Investors nominees, if appointed, intend to seek a waiver of this provision or to arrange alternative financing. Deterioration in the Company’s operating fundamentals forced the Company to obtain a similar waiver, on October 12, 2007, under the financial covenants of the credit agreement signed in February of this year.

Appoint appropriate management

On August 13, 2007, Nautilus appointed one of its independent directors, Robert Falcone, as chairman and interim chief executive officer and announced a search for a permanent chief executive officer. On October 17, 2007, the Company announced that it had appointed Mr. Falcone as permanent president and chief executive officer. We believe it would have been more advisable to divide this management transition into two stages. We feel that an executive with a strong marketing background and experience in direct to consumer marketing as well as the retail channel should be recruited to implement a longer-term growth strategy with commensurate profits. However, in the near-term, Nautilus requires a rapid turnaround in its operations and finances. It is unlikely that an executive who is good at implementing a long-term growth strategy would be equally good at implementing the operating turnaround that the Company needs. Therefore, our intention would be to carry out the initial turnaround with a new interim chief executive officer and executive input from Sherborne Investors. As soon as the Company has been stabilized, we would propose that a new chief executive officer with the right long-term growth credentials should be appointed.

Improve transparency and shareholder communication

We believe the current presentation of Nautilus’ financial statements makes it difficult for shareholders to understand clearly the factors underlying the Company’s declining operating and financial performance. In prior situations, we have generally tried to improve the clarity of financial information, which we believe has helped to enhance shareholder value. We also believe that improved transparency will provide a good basis for an active program to communicate with current and prospective shareholders as the Company moves forward.

Corporate governance

Sherborne Investors’ proposals would result in a board of seven directors: four new members and three current directors including the chief executive officer, the chairman of the audit committee and the lead independent director. The continuing directors would provide continuity and knowledge of the background to previous decisions. Two principals of Sherborne Investors with experience in previous operational turnarounds would be added along with two unaffiliated directors who are independent of Nautilus and have absolutely no financial or commercial ties to Sherborne Investors. The names and backgrounds of our four director nominees are contained within the accompanying proxy statement. While we believe the interests of Sherborne Investors are identical to the interests of all other shareholders, in all board matters, our principals would have just two votes out of seven. In addition, since we do not have or seek voting control, all of our directors may be replaced next year if the shareholders do not agree with the actions we take to turn around their company.

5

EXHIBIT B

CREDIT AGREEMENT

Dated as of February 14, 2007

among

NAUTILUS, INC.,

as the Borrower,

THE SUBSIDIARIES OF THE BORROWER IDENTIFIED HEREIN, as the Guarantors, BANK OF AMERICA, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, U.S. BANK, NATIONAL ASSOCIATION, as Syndication Agent, KEYBANK NATIONAL ASSOCIATION, as Documentation Agent,

and

THE OTHER LENDERS PARTY HERETO

Arranged By:

BANC OF AMERICA SECURITIES LLC,

as Sole Lead Arranger and Book Manager

CREDIT AGREEMENT

This CREDIT AGREEMENT is entered into as of February 14, 2007 among NAUTILUS, INC., a Washington corporation (the “Borrower”), the Guarantors (defined herein), the Lenders (defined herein) and BANK OF AMERICA, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer.

The Borrower has requested that the Lenders provide $125,000,000 in credit facilities for the purposes set forth herein, and the Lenders are willing to do so on the terms and conditions set forth herein.

In consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE I

DEFINITIONS AND ACCOUNTING TERMS

1.01	Defined Terms.

As used in this Agreement, the following terms shall have the meanings set forth below:

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“Change of Control” means an event or series of events by which:

(a) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, but excluding any employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, except that a person or group shall be deemed to have “beneficial ownership” of all Equity Interests that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time (such right, an “option right”)), directly or indirectly, of thirty-five (35%) of the Equity Interests of the Borrower entitled to vote for members of the board of directors or equivalent governing body of the Borrower on a fully diluted basis (and taking into account all such securities that such person or group has the right to acquire pursuant to any option right);

(b) during any period of 24 consecutive months, a majority of the members of the board of directors or other equivalent governing body of the Borrower cease to be composed of individuals (i) who were members of that board or equivalent governing body on the first day of such period, (ii) whose election or nomination to that board or equivalent governing body was approved by individuals referred to in clause (i) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body or (iii) whose election or nomination to that board or other equivalent governing body was approved by individuals referred to in clauses (i) and (ii) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body (excluding, in the case of both clause (ii) and clause (iii), any individual whose initial nomination for, or assumption of office as, a member of that board or equivalent governing body occurs as a result of an actual or threatened solicitation of proxies or consents for the election or removal of one or more directors by any person or group other than a solicitation for the election of one or more directors by or on behalf of the board of directors); or

(c) any Person or two or more Persons acting in concert shall acquire by contract or otherwise, or enter into a contract or arrangement that, upon consummation thereof, will result in its or their acquisition of the power to exercise, directly or indirectly, a controlling influence over the management or policies of the Borrower, or control over the Voting Stock of the Borrower on a fully-diluted basis (and taking into account all such Voting Stock that such Person or group has the right to acquire pursuant to any option right) representing thirty-five (35%) or more of the combined voting power of such Voting Stock.

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ARTICLE IX

EVENTS OF DEFAULT AND REMEDIES

9.01 Events of Default.

Any of the following shall constitute an Event of Default:

(a) Non-Payment. The Borrower or any other Loan Party fails to pay (i) when and as required to be paid herein, any amount of principal of any Loan or any L/C Obligation, or (ii) within three Business Days after the same becomes due, any interest on any Loan or on any L/C Obligation, or any fee due hereunder, or (iii) within five Business Days after the same becomes due, any other amount payable hereunder or under any other Loan Document; or

(b) Specific Covenants. Any Loan Party fails to perform or observe any term, covenant or agreement contained in any of Section 7.01, 7.02, 7.03, 7.05(a), 7.11 or 7.12 or Article VIII or

(c) Other Defaults. Any Loan Party fails to perform or observe any other covenant or agreement (not specified in subsection (a) or (b) above) contained in any Loan Document on its part to be performed or observed and such failure continues for thirty days; or

(d) Representations and Warranties. Any representation, warranty, certification or statement of fact made or deemed made by or on behalf of the Borrower or any other Loan Party herein, in any other Loan Document, or in any document delivered in connection herewith or therewith shall be incorrect or misleading in any material respect when made or deemed made; or

(e) Cross-Default. (i) The Borrower or any Subsidiary (A) fails to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise) in respect of any Indebtedness or Guarantee (other than Indebtedness hereunder and Indebtedness under Swap Contracts) having an aggregate principal amount (including undrawn committed or available amounts and including amounts owing to all creditors under any combined or syndicated credit arrangement) of more than the Threshold Amount, or (B) fails to observe or perform any other agreement or condition relating to any such Indebtedness or Guarantee or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs, the effect of which default or other event is to cause, or to permit the holder or holders of such Indebtedness or the beneficiary or beneficiaries of such Guarantee (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such Indebtedness to be demanded or to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, prior to its stated maturity, or such Guarantee to become payable or cash collateral in respect thereof to be demanded; or (ii) there occurs under any Swap Contract an Early Termination Date (as defined in such Swap Contract) resulting from (A) any event of default under such Swap Contract as to which the Borrower or any Subsidiary is the Defaulting Party (as defined in such Swap Contract) or (B) any Termination Event (as so defined) under such Swap Contract as to which the Borrower or any Subsidiary is an Affected Party (as so defined) and, in either event, the Swap Termination Value owed by the Borrower or such Subsidiary as a result thereof is greater than the Threshold Amount; or

(f) Insolvency Proceedings, Etc. Any Loan Party or any of its Subsidiaries institutes or consents to the institution of any proceeding under any Debtor Relief Law, or makes an assignment for the benefit of creditors; or applies for or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or any material part of its property; or any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer is appointed for any Loan Party or any of the Subsidiaries without the application or consent of such Person and the appointment continues undischarged or unstayed for sixty calendar days; or any proceeding under any Debtor Relief Law relating to any such Person or to all or any material part of its property is instituted without the consent of such Person and continues undismissed or unstayed for sixty calendar days, or an order for relief is entered in any such proceeding; or

(g) Inability to Pay Debts; Attachment. (i) The Borrower or any Subsidiary becomes generally unable (whether through lack of funding from the Borrower or otherwise) or admits in writing its inability or fails generally to pay its debts as they become due, or (ii) any writ or warrant of attachment or execution or similar process is issued or levied against all or any material part of the property of any such Person and is not released, vacated or fully bonded within thirty days after its issue or levy; or

(h) Judgments. There is hereafter entered against the Borrower or any Subsidiary (i) one or more final judgments or orders for the payment of money in an aggregate amount (as to all such judgments or orders) exceeding the Threshold Amount (to the extent not covered by independent third-party insurance as to which the insurer has been notified of the claim and does not dispute coverage), or (ii) any one or more non-monetary final judgments that have, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and, in either case, (A) enforcement proceedings are commenced by any creditor upon such judgment or order, or (B) there is a period of ten consecutive days during which a stay of enforcement of such judgment, by reason of a pending appeal or otherwise, is not in effect; or

(i) ERISA. (i) An ERISA Event occurs with respect to a Pension Plan or Multiemployer Plan which has resulted or could reasonably be expected to result in liability of the Borrower under Title IV of ERISA to the Pension Plan, Multiemployer Plan or the PBGC in an aggregate amount in excess of the Threshold Amount, or (ii) the Borrower or any ERISA Affiliate fails to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its withdrawal liability under Section 4201 of ERISA under a Multiemployer Plan in an aggregate amount in excess of the Threshold Amount; or

(j) Invalidity of Loan Documents. Any Loan Document, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or thereunder or satisfaction in full of all the Obligations, ceases to be in full force and effect; or any

Loan Party or any other Person contests in any manner the validity or enforceability of any Loan Document; or any Loan Party denies that it has any or further liability or obligation under any Loan Document, or purports to revoke, terminate or rescind any Loan Document; or

(k) Change of Control. There occurs any Change of Control.

9.02 Remedies Upon Event of Default.

If any Event of Default occurs and is continuing, the Administrative Agent shall, at the request of, or may, with the consent of, the Required Lenders, take any or all of the following actions:

(a) declare the commitment of each Lender to make Loans and any obligation of the L/C Issuer to make L/C Credit Extensions to be terminated, whereupon such commitments and obligation shall be terminated;

(b) declare the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon, and all other amounts owing or payable hereunder or under any other Loan Document to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Borrower;

(c) require that the Borrower Cash Collateralize the L/C Obligations (in an amount equal to the then Outstanding Amount thereof); and

(d) exercise on behalf of itself, the Lenders and the L/C Issuer all rights and remedies available to it, the Lenders and the L/C Issuer under the Loan Documents;

provided, however, that upon the occurrence of an actual or deemed entry of an order for relief with respect to the Borrower under the Bankruptcy Code of the United States, the obligation of each Lender to make Loans and any obligation of the L/C Issuer to make L/C Credit Extensions shall automatically terminate, the unpaid principal amount of all outstanding Loans and all interest and other amounts as aforesaid shall automatically become due and payable, and the obligation of the Borrower to Cash Collateralize the L/C Obligations as aforesaid shall automatically become effective, in each case without further act of the Administrative Agent or any Lender.

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